INTERNATIONAL MEDICAL STAFFING, INC.
340 Eisenhower Drive
Building 600, Suite 610
Savannah, Georgia 31406
(912) 961-4980

October 1, 2009

VIA FACSIMILE: (703) 813-6984

Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attn: Thomas Kluck, Branch Chief

RE:  Registration Statement on Form S-4, Amendment No. 1 (File No. 333-161701)

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form S-4 of International Medical Staffing, Inc. (the "Company"), pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Securities Act"), we hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will become effective at 10:00 a.m., Washington, D.C., time, on Thursday, October 8, 2009, or as soon thereafter as possible.

In this connection, it is acknowledged that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

/S/ Lee L. Vanatta

Lee L. Vanatta
President and Chief Executive Officer

cc:          Adam F. Turk
SEC, Division of Corporation Finance
100 F. Street, N.E., Mail Stop 3010
Washington, D. C. 20549-4561

Daniel D. Dinur, Esq. (via Fax: 770/395-3171)